FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 17, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for January 17, 2006 and incorporated by reference herein is the Registrant’s immediate report dated January 17, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: January 17, 2006

BLUEPHOENIX SOLUTIONS LTD.
(An Israeli Corporation)
September 30, 2005 Interim Report
CONSOLIDATED BALANCE SHEETS

	Sptember 30,	December 31,
	2005	2004
	Unaudited	Audited
	(in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,319	$9,363
Marketable securities	-	177
Trade accounts receivable	17,895	15,814
Other current assets	2,431	2,567

Total current assets	28,645	27,921

INVESTMENTS IN AFFILIATES AND OTHER COMPANIES (Note 2)	400	-

FIXED ASSETS:
Cost	11,320	10,614
Less - accumulated depreciation	9,103	7,921

	2,217	2,693

GOODWILL (Note 3)	37,617	37,090

CAPITALIZED SOFTWARE DEVELOPMENT COSTS AND OTHER (Note 4)	27,232	23,178

Total assets	$96,111	$90,882

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit (Note 5)	$13,233	$7,214
Accounts payable and accruals:
Trade	2,736	4,382
Deferred revenue	4,209	2,583
Other	7,261	7,385

Total current liabilities	27,439	21,564

LONG-TERM LIABILITIES:
Convertible debentures	4,269	5,149
Accrued severance pay, net	1,294	1,160
Provision for losses in formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others (Note 6)	5,280	7,537

Total long-term liabilities	12,814	15,817

MINORITY INTERESTS	4,910	4,870

COMMITMENTS AND CONTINGENCIES (Note 7)
SHAREHOLDERS' EQUITY:
Share capital	31	31
Capital surplus	56,173	54,953
Accumulated other comprehensive income (loss)	(1,514)	(1,631)
Retained earnings	10,966	9,986

	65,656	63,339

Cost of Company shares held by subsidiaries	(14,708)	(14,708)

Total shareholders' equity	50,948	48,631

Total liabilities and shareholders' equity	$96,111	$90,882

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30,		Year ended December 31,
	2005	2004	2004
	Unaudited		Audited
	(in thousands, except per share amounts)

Revenues (Note 8)	$43,504	$42,643	$57,186
Cost of revenues	18,947	18,046	24,253

Gross profit	24,557	24,597	32,933
Software development costs, net	5,916	6,073	8,055
Selling, general and administrative expenses	16,237	15,844	21,388

Operating income	2,404	2,680	3,490
Financial expenses, net	1,521	928	882
Gain on realization of shareholdings	-	112	112
Other income, net	97	975	975

Income before taxes on income	980	2,839	3,695
Taxes on income	3	5	260

	977	2,834	3,435
Equity in losses of affiliated companies, net	-	424	516
Minority interests	3	(196)	(73)

Net income	$980	$2,214	$2,846

Earnings per share:
Basic	$0.07	$0.16	$0.21

Diluted	$0.07	$0.16	$0.21

Weighted average number of shares outstanding:
Basic	13,568	13,519	13,523

Diluted	14,951	14,713	14,679

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Year ended December 31,
	2005	2004	2004
	Unaudited		Audited
	(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$980	$2,214	$2,846
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest in earnings of consolidated subsidiaries	(3)	196	73
Equity in losses of affiliated companies, net	-	424	516
Depreciation and amortization	4,826	3,347	4,430
Increase (decrease) in accrued severance pay, net	(240)	(176)	(362)
Loss (gain) from sale of fixed assets	(26)	6	14
Gain on realization of shareholdings and expiration of options	-	59	(112)
Change in value of long term-loans and liabilities	355	119	275
Deferred taxes	(55)	34	(104)
Changes in operating assets and liabilities:
Decrease in marketable securities	177	261	600
Decrease (increase) in trade receivables	(931)	(4,113)	(2,011)
Decrease (increase) in other current assets	713	(1,019)	(335)
Increase (decrease) in trade payables	(2,290)	(201)	437
Decrease in other accounts payable	(70)	(2,479)	(5,138)

Net cash provided by operating activities	3,436	(1,328)	1,129

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(544)	(820)	(1,118)
Proceeds from sale of fixed assets	280	181	203
Investment in and loans to affiliated and other companies	(400)	(96)	(97)
Repayment of loan	-	68	68
Proceeds from sale of investments	-	2,777	2,777
Capitalization of software development and other costs	(6,054)	(5,103)	(7,117)
Purchase of minority interest in subsidiaries	(180)	-	-
Investment in newly-consolidated subsidiaries	(1,343)	(128)	(95)

Net cash used in investing activities	(8,241)	(3,121)	(5,379)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	138	(2,885)	(2,350)
Repayment of long-term loans	(382)	(304)	(2,063)
Receipt of long-term loans	3,934	1,585	2,443
Issuance of convertible debentures and warrants	-	5,000	5,000
Debentures issuance expense	-	(450)	(643)
Exercise of employee share options	21	42	121

Net cash provided by (used in) financing activities	3,711	2,988	2,508

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	50	49	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,044)	(1,412)	(1,742)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,363	11,105	11,105

CASH AND CASH EQUIVALENTS AT END OF YEAR	$8,319	$9,693	$9,363

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS –

Unaudited

Note 1	–	Summary of Significant Accounting Policies:

A.	General:

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries “the Company”) is an Israeli corporation, which operates in one business segment enterprise IT modernization solutions. The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration. The Company manages its business in various international markets through several entities, including its wholly-owned subsidiaries located in: USA, UK, Denmark, Germany, Italy, Netherlands, Cyprus, Romania and Israel. The Company operates in one reportable operating segment.

B.	The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2004 are applied consistently in these financial statements.

C.	Recently issued accounting pronouncements:

In December 2004, the FASB issued FAS No. 123(R), “Share Based Payment.” SFAS No. 123(R) requires that compensation costs related to share based payment transactions to be recognized in the financial statements. In most cases the amount of compensation cost will be measured based on the grant date fair value of the equity or liability issued. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Awards classified, as liabilities will be remeasured to fair value each reporting period. The compensation cost will be recognized over the period that the employee provides service in exchange for the award. SFAS No. 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

In April 2005, the Securities and Exchange Commission announced the adoption of a new rule which amends the effective date for Statement No. 123(R). The new rule does not change any of the accounting provisions. As a result, the Company will adopt the accounting provisions of Statement No. 123(R) as of January 1, 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS 154 is a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of a accounting changes and error corrections. It established retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The statement carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS –

Unaudited

Note 1	–	Summary of Significant Accounting Policies (cont.):

C.	Recently issued accounting pronouncements (cont.):

SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this standard to have a material effect on the Company’s financial statements or results of operations.

D.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.

The interim financial statements should be read in connection with the financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

Note 2	–	Investments in Affiliates and Other Companies:

Zulu. In February 2005, we entered into an agreement to purchase up to 20% of the outstanding share capital of Zulu Software, Inc., or Zulu, on a fully diluted basis. In accordance with the agreement, the purchase was divided into four installments, subject to fulfillment of certain milestones. In February 2005, in consideration of payment of the first installment in the amount of $350,000, Zulu issued to us 8.0% of its outstanding shares. We have not pursued the purchase of remaining installments, since the agreed upon milestones were not fulfilled. In January 2006, we purchased from the other shareholders of Zulu additional shares increasing our holdings in Zulu to 72%, in consideration for $2,350,000. In addition, in February 2005, we entered into an alliance agreement with Zulu for cooperation in marketing and selling Zulu’s and our software and services.

Note 3	–	Goodwill:

	September 30,	December 31,
	2005	2004
	Unaudited	Audited
	(in thousands)

Carrying amounts at beginning of year	$37,090	$36,807
Acquired	527	283

Carrying amount at end of year	$37,617	$37,090

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS –

Unaudited

Note 4	–	Capitalized Software Development Cost and Other:

A.	Composition:

		September 30,	December 31,
		2005	2004
		Unaudited	Audited
		(in thousands)

	Capitalized software development costs (2)	$25,229	$21,729
	Customer related intangible asset (3)	1,235	372
	Deferred issuance expenses, net	369	516
	Rent deposit	118	176
	Deferred tax asset	150	110
	Loans to others	-	85
	Secured promissory note to other Company	-	97
	Others	131	93

		$27,232	$23,178

2.	Original amount	37,219	30,143
	Less - accumulated amortization	11,990	8,414

		$25,229	$21,729

3.	Original amount	1,475	425
	Less-accumulated amortization	240	53

		$1,235	$372

4.	Ttransactions during 2005:

I-Ter. In June 2005, we entered into an agreement to purchase the entire outstanding share capital of I-Ter/Informatica & Territorio S.p.A., or I-Ter, in two installments. At the first closing, held in June 2005, we purchased 51% of I-Ter’s share capital, in consideration of euro 1,100,000. We will pay the selling shareholders of I-Ter an additional consideration of up to euro 600,000 calculated based on I-Ter’s cumulative earnings before interest and taxes, referred to as EBIT, in each calendar year during the three-year period commencing on January 1, 2005, as follows: if the EBIT in a given year shall be equal to or greater than euro 5,000.00, we will pay the selling shareholders euro 200,000.00 for the respective year.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS –

Unaudited

Note 4	–	Capitalized Software Development Cost and Other (cont.):

A.	4.	(cont.)

As additional payment for the first closing purchased shares, at the end of the three-year EBIT period, we shall pay an additional amount based on the average EBIT in the three-year EBIT period, calculated by dividing the aggregate sum of the EBIT in each of the calendar years 2005, 2006 and 2007 by 3, referred to as the Average EBIT. The additional consideration shall be equal to the Average EBIT multiplied by 5, less the amounts already paid to the selling shareholder as described above.

In accordance with the purchase agreement, we will purchase the remaining 49% of I-Ter’s share capital at the second closing, to be held 15 business days following the date on which the EBIT report for the year ended on December 31, 2007 is final. In consideration, we will pay the selling shareholders at the second closing an amount equal to the Average EBIT multiplied by 7, less the amounts already paid to the selling shareholders for the first closing purchased shares. In addition, in the event that the Average EBIT is greater than euro 500,000.00, we shall pay the selling shareholders an amount equal to 9 times the result of (A) the Average EBIT less (B) Euro 500,000.00.

I-Ter is a developer and marketer of software solutions for migration from DL1 to DB2, and from IMS/DC to CICS, porting of applications from mainframe and Unix Sun Solaris. In June 2005, we entered into an alliance agreement with I-Ter for cooperation in marketing and selling I-Ter’s and our software and services.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS –

Unaudited

Note 5	–	Short-Term Bank Credit:

Composition:

	Average Interest rate
	September 30, 2005	Linkage	September 30, 2005	December 31, 2004
			Unaudited	Audited
	%	Basis	(in thousands)

Short-term bank loan	5.86	NIS	$1,926	$1,532
Short-term bank loan	5.68	CPI	18	-
Short-term bank loan	5.43	Dollar	5,781	5,000
Short-term loan	5.00	Dollar	4,416	-
Short-term bank loan	3.70	Euro	1,092	682

			$13,233	$7,214

Note 6	–	Loans from banks and others:

A.	Composition:

Average Interest rate		Long-term liabilities	Current maturities	Total long-term liabilities net of current maturities	Total long-term liabilities net of current maturities
September 30, 2005		September 30 , 2005			December 31, 2004
%	Linkage basis	(in thousands)			(in thousands)

5.99	Dollar	$2,669	$-	$2,669	$6,090
8	NIS	1,402	-	1,402	1,416
5.68	CPI	25	18	7	31
4.17	Euro	1,202	-	1,202	-

		$5,298	$18	$5,280	$7,537

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS –

Unaudited

Note 6	–	Loans from banks and others (cont.):

B.	Maturity dates:

	September 30,	December 31,
	2005	2004
	Unaudited	Audited
	(in thousands)

First year (current maturities)	$18	$104
Second year	2,774	7,482
Third year	2,506	30
Fourth year	-	25

Total	$5,298	$7,641

Note 7	–	Commitments and contingencies:

A.	Commitments:

1.	The Company is obligated to pay management fees to Formula in an annual amount equal to3% of revenues, but not more than the Israeli currency equivalent of $180 thousand.

2.	Liraz has a fixed charge in favor of a bank, on certain of its assets, as well as a floating charge on its entire assets, securing the Company’s bank credit line. This credit facility also covers guarantees of $2 million in the aggregate that the Company extended to banks relating to the credit line of a formerly-consolidated subsidiary.

3.	In connection with the credit line extended to the Company by Bank Leumi Le’Israel Ltd., Bank Discount Le’Israel Ltd, First International Bank and Bank Hapoalim Ltd., the Company committed to certain covenants related to its operation such as:
a)	maintaining a minimum level of shareholders’ equity of no less than 40% of the Company’s total assets and no less than $40 million;
b)	maintaining a level of annual operating income before depreciation and amortization of no less than $5 million; and
c)	maintaining the ratio of the Company bank liabilities to current assets, excluding other current assets, of no more than 55%.

As of September 30, 2005, the company met all such financial covenants.

BLUEPHOENIX SOLUTIONS LTD.

(An Israeli Corporation)

NOTES TO THE CONSOLIDATED CONDENSED FINANCIAL STATEMENTS –

Unaudited

Note 7	–	Commitments and contingencies (cont.):

B.	Contingencies:

In July 2003, a former Liraz’s shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against the Company, as a class action. The claim relates to the acquisition of Liraz shares which the Company completed in March 2003. The shareholder alleges that the share price that the Company paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $5.8 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. No hearing has been scheduled for this lawsuit. The Company believes that the allegations against the Company in this proceed are without merit.

Note 8	–	Geographic areas information:

Sales – Classified by Geographic Areas:

	Nine months ended September 30,		Year ended December 31,
	2005	2004	2004
	Unaudited		Audited
	(in thousands)

USA	$12,380	$15,514	$20,438
Europe (other than Denmark)	13,757	12,214	15,860
Denmark	9,695	6,752	10,122
Israel	5,824	6,235	8,353
Other	1,848	1,928	2,413

	$43,504	$42,643	$57,186

Sales by geographic areas are determined based on the customer’s location.